Exhibit 99.4

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On April 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Previ – Caixa Previdência Funcionários Banco do Brasil	General Taxpayers’ Register: 33.754.482/0001-24
Qualification:

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	2,865,317	18.52	6.42
Share	Preferred	3,972,428	13.61	8.90

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	—	Changes related to split	—	4	—	—

Closing Balance*

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	20,513,239	15.31	15.31

* In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 was approved the conversion of all the preferred shares into common shares. This Shareholders’ Meeting also approved the split of the shares making up the Capital Stock on the basis of a ratio of 1 (one) share to 3 (three) shares, granting two additional new shares for each existing share.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On April 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Fundação Assistência Previdência Social BNDES – FAPES	General Taxpayers’ Register: 00.397.695/0001-97
Qualification:

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	2,040,884	13.19	4.57

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance*

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	6,122,652	4.57	4.57

* In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 was approved the conversion of all the preferred shares into common shares. This Shareholders’ Meeting also approved the split of the shares making up the Capital Stock on the basis of a ratio of 1 (one) share to 3 (three) shares, granting two additional new shares for each existing share.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On April 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Fundo de Investimentos em Títulos e Val. Mobiliários Librium	General Taxpayers’ Register: 01.912.197/0001-06
Qualification:

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Preferred	967,126	3.31	2.17

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance*

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	2,091,378	2.17	2.17

* In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 was approved the conversion of all the preferred shares into common shares. This Shareholders’ Meeting also approved the split of the shares making up the Capital Stock on the basis of a ratio of 1 (one) share to 3 (three) shares, granting two additional new shares for each existing share.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On April 2006 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Fundação Petrobrás de Seguridade Social - Petros	General Taxpayers’ Register: 34.053.942/0001-50
Qualification:

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	2,255,562	14.58	5.05
Share	Preferred	2,936,261	10.06	6.58

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	—	Lend of Shares	Apr 10,2006	26,000	—	10,081.44

Closing Balance*

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	15,653,469	11.69	11.69

* In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 was approved the conversion of all the preferred shares into common shares. This Shareholders’ Meeting also approved the split of the shares making up the Capital Stock on the basis of a ratio of 1 (one) share to 3 (three) shares, granting two additional new shares for each existing share.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On April 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Fundação Telebrás Seguridade Social - SISTEL	General Taxpayers’ Register: 00.493.916/0001-20
Qualification:

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	2,766,914	17.88	6.20
Share	Preferred	95,830	0.33	0.21

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance*

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	8,588,232	6.41	6.41

* In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 was approved the conversion of all the preferred shares into common shares. This Shareholders’ Meeting also approved the split of the shares making up the Capital Stock on the basis of a ratio of 1 (one) share to 3 (three) shares, granting two additional new shares for each existing share.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On April 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: VALIA - Fundação Vale do Rio Doce	General Taxpayers’ Register: 42.271.429/0001-63
Qualification:

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	303,609	1.96	0.68
Share	Preferred	1,544,786	5.29	3.46

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance*

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	5,545,185	4.14	4.14

* In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 was approved the conversion of all the preferred shares into common shares. This Shareholders’ Meeting also approved the split of the shares making up the Capital Stock on the basis of a ratio of 1 (one) share to 3 (three) shares, granting two additional new shares for each existing share.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On April 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: REAL GRANDEZA - Fundação de APAS	General Taxpayers’ Register: 34.269.803/0001-68
Qualification:

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1,579,469	10.21	3.54

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance*

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	4,738,407	3.54	3.54

* In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 was approved the conversion of all the preferred shares into common shares. This Shareholders’ Meeting also approved the split of the shares making up the Capital Stock on the basis of a ratio of 1 (one) share to 3 (three) shares, granting two additional new shares for each existing share.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On April 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: PREVI - BANERJ	General Taxpayers’ Register: 34.054.320/0001-46
Qualification:

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	514,805	3.33	1.15
Share	Preferred	151,060	0.52	0.34

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance*

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1,997,595	1.49	1.49

* In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 was approved the conversion of all the preferred shares into common shares. This Shareholders’ Meeting also approved the split of the shares making up the Capital Stock on the basis of a ratio of 1 (one) share to 3 (three) shares, granting two additional new shares for each existing share.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On April 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Eggon João da Silva	General Taxpayers’ Register: 009.955.179-91
Qualification: Member of the Board of Directors

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	156	0.00	0.00
Share	Common (1)	1,566,862	10.13	3.51
Share	Common (2)	1,407	0.01	0.00
Share	Preferred	39,140	0.13	0.09
Share	Preferred (1)	1,768,172	6.06	3.96
Share	Preferred (2)	18,000	0.06	0.04

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance*

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	117,888	0.09	0.09
Share	Common (1)	10,005,102	7.47	7.47
Share	Common (2)	58,221	0.04	0.04

(1) Indirect participation through the company Weg S.A.

(2) indirect participation through the company Eggon João da Silva Adm. Ltd.

* In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 was approved the conversion of all the preferred shares into common shares. This Shareholders’ Meeting also approved the split of the shares making up the Capital Stock on the basis of a ratio of 1 (one) share to 3 (three) shares, granting two additional new shares for each existing share.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On April 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Francisco Ferreira Alexandre	General Taxpayers’ Register: 301.479.484-87
Qualification: Member of the Board of Directors

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	—	Changes related to split	—	2	—	—

Closing Balance*

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1	0.00	0.00

* In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 was approved the conversion of all the preferred shares into common shares. This Shareholders’ Meeting also approved the split of the shares making up the Capital Stock on the basis of a ratio of 1 (one) share to 3 (three) shares, granting two additional new shares for each existing share.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On April 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Cláudio Salgueiro Garcia Munhoz	General Taxpayers’ Register: 214.268.131-04
Qualification: Member of the Board of Directors

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance*

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	3	0.00	0.00

* In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 was approved the conversion of all the preferred shares into common shares. This Shareholders’ Meeting also approved the split of the shares making up the Capital Stock on the basis of a ratio of 1 (one) share to 3 (three) shares, granting two additional new shares for each existing share.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On April 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Wilson Carlos Duarte Delfino	General Taxpayers’ Register: 414.597.098-53
Qualification: Member of the Board of Directors

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance*

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	3	0.00	0.00

* In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 was approved the conversion of all the preferred shares into common shares. This Shareholders’ Meeting also approved the split of the shares making up the Capital Stock on the basis of a ratio of 1 (one) share to 3 (three) shares, granting two additional new shares for each existing share.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On April 2006 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Francisco Françuy Venâncio Braga	General Taxpayers’ Register: 449.123.747-68
Qualification: Member of the Board of Directors

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance*

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	3	0.00	0.00

* In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 was approved the conversion of all the preferred shares into common shares. This Shareholders’ Meeting also approved the split of the shares making up the Capital Stock on the basis of a ratio of 1 (one) share to 3 (three) shares, granting two additional new shares for each existing share.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On April 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Jaime Hugo Patalano	General Taxpayers’ Register: 011.141.237-49
Qualification: Member of the Board of Directors

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance*

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	3	0.00	0.00

* In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 was approved the conversion of all the preferred shares into common shares. This Shareholders’ Meeting also approved the split of the shares making up the Capital Stock on the basis of a ratio of 1 (one) share to 3 (three) shares, granting two additional new shares for each existing share.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On April 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Luis Carlos Fernandes Afonso	General Taxpayers’ Register: 035.541.738-35
Qualification: Member of the Board of Directors

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance*

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	3	0.00	0.00

* In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 was approved the conversion of all the preferred shares into common shares. This Shareholders’ Meeting also approved the split of the shares making up the Capital Stock on the basis of a ratio of 1 (one) share to 3 (three) shares, granting two additional new shares for each existing share.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On April 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Wang Wei Chang	General Taxpayers’ Register: 534.698.608-15
Qualification: Member of the Board of Directors

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	2	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance*

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	6	0.00	0.00

* In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 was approved the conversion of all the preferred shares into common shares. This Shareholders’ Meeting also approved the split of the shares making up the Capital Stock on the basis of a ratio of 1 (one) share to 3 (three) shares, granting two additional new shares for each existing share.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On April 2006 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☒ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share

Common

		162	0.00	0.00
Share

Common (1)

		1,566,862	10.13	3.51
Share

Common (2)

		1,407	0.01	0.00
Share

Preferred

		39,140	0.13	0.09
Share

Preferred (1)

		1,768,172	6.06	3.96
Share

Preferred (2)

		18,000	0.06	0.04

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	—	Changes related to split	—	2	—	—

Closing Balance*

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share

Common

		117,904	0.09	0.09
Share

Common (1)

		10,005,102	7.47	7.47
Share

Common (2)

		58,221	0.04	0.04

(1)          Indirect participation through the company Weg S.A.

(2)          Indirect participation through the company Eggon João da Silva Adm. Ltd.

* In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 was approved the conversion of all the preferred shares into common shares. This Shareholders’ Meeting also approved the split of the shares making up the Capital Stock on the basis of a ratio of 1 (one) share to 3 (three) shares, granting two additional new shares for each existing share.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On April 2006 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☒ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Preferred	2	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance*

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	6	0.00	0.00

* In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 was approved the conversion of all the preferred shares into common shares. This Shareholders’ Meeting also approved the split of the shares making up the Capital Stock on the basis of a ratio of 1 (one) share to 3 (three) shares, granting two additional new shares for each existing share.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On April 2006 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☒ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	12,326,560	79.67	27.61
Share

Preferred

		9,667,491	33.13	21.65

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	—	Lend of shares	Apr 10, 2006	26,000	—	10,081.44
Share	Common	—	Changes related to split	—	4	—	—

Closing Balance*

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	12,326,560	79.67	27.61

* In the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 was approved the conversion of all the preferred shares into common shares. This Shareholders’ Meeting also approved the split of the shares making up the Capital Stock on the basis of a ratio of 1 (one) share to 3 (three) shares, granting two additional new shares for each existing share.